SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
3/13/17


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
984,643

8. SHARED VOTING POWER
1,120,319

9. SOLE DISPOSITIVE POWER
984,643
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,120,319

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,104,962 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
7.48%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
984,643

8. SHARED VOTING POWER
1,120,319

9. SOLE DISPOSITIVE POWER
984,643
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,120,319

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,104,962 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
7.48%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
984,643

8. SHARED VOTING POWER
1,120,319

9. SOLE DISPOSITIVE POWER
984,643
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,120,319

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,104,962 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
7.48%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
984,643

8. SHARED VOTING POWER
1,120,319

9. SOLE DISPOSITIVE POWER
984,643
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,120,319

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,104,962 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
7.48%

14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #8 to the schedule 13d filed September 23, 2016. Except as specifically set forth herein, the Schedule 13d remains unmodified.

ITEM 4. PURPOSE OF TRANSACTION
See exhibit A - Letter to the Company Directors dated March 13, 2017



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-Q filed on 3/7/17, there were 28,126,525 shares of common stock outstanding as of 12/31/16.  The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of March 13, 2017, Bulldog Investors, LLC is deemed to be the beneficial owner of 2,104,962 shares of SWZ (representing 7.48% of SWZ's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of, and dispose of, these shares. These 2,104,962 shares of SWZ include 984,643 shares (representing 3.50% of SWZ's outstanding shares) that are beneficially owned by: Mr. Goldstein and the following entities over which Messrs.
Goldstein, Dakos and Mr. Samuels exercise control: Opportunity Partners LP, Calapasas West Partners, LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, MCM Opportunity Partners, LP, and Opportunity Income Plus, LP (collectively,"Bulldog Investors Group of Funds"). Bulldog Investors Group of Funds and Mr. Goldstein may be deemed to constitute a group. All other shares included in the aforementioned 2,104,962 shares of SWZ beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 1,120,319 shares (representing 3.98% of SWZ's outstanding shares).

(b) Bulldog Investors, LLC has sole power to dispose of and vote 984,643 shares. Bulldog Investors, LLC has shared power to dispose of and vote 1,120,319 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of SWZ's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) Since the last filing on 3/6/17 the following shares of SWZ were bought:


Date			Shares		Price
03/07/17		3,500		11.0300
03/08/17		11,000		11.0404
03/09/17		1,100		11.0500
03/10/17		4,100		11.0746
03/13/17		16,300		11.1409



d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exibit A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 3/14/2017

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit A:

Full Value Partners, L.P., 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663
              201-881-7100 // pgoldstein@bulldoginvestors.com

						March 13, 2017

The Board of Directors
The Swiss Helvetia Fund, Inc.
875 Third Avenue, 22nd Floor
New York, New York 10022

Attention: Abby L. Ingber, Secretary

Dear Directors:

      Full Value Partners, L.P. beneficially owns 339,908 shares of The Swiss Helvetia Fund, Inc. (the "Fund") including 100 shares in registered name. In aggregate, Bulldog Investors, LLC, the investment advisor of Full Value Partners (and other clients), and I beneficially own approximately 2.1 million shares of the Fund.

      Pursuant to Section 10 of Article I of the bylaws of the Fund, we intend to nominate one or more of the persons named below for election as independent director(s) at the Fund's next annual shareholder meeting (the "Meeting"). My wife and I beneficially own 11,343 shares in street name which were purchased more than four years ago as an investment. Mr. Dakos owns no shares and Mr. Sell beneficially owns 1,000 shares which he purchased on March 7, 2017 as an investment. For additional information about Mr. Sell, please see the enclosed CV. Each nominee has consented in writing to being named in any proxy statement as a nominee and to serve as a director if elected, and may be contacted by writing to him c/o Bulldog Investors, 250 Pehle Avenue, Suite 708, Saddle Brook, NJ 07663. No nominee is an interested person of the Fund or has any connection with the Fund other than as a shareholder. There are no arrangements or understandings between Full Value Partners, L.P. and any proposed nominee or any other person, and we are not aware of any family or other relationship between any proposed nominee and any director or officer of the Fund. We intend to have a representative of Full Value Partners, L.P. appear in person or by proxy at the meeting to present the nomination(s).

        Phillip Goldstein (born 1945) - Member of Bulldog Investors, LLC, an
	SEC-registered investment adviser that serves as the investment adviser
	to, among other clients, the Bulldog Investors group of private investment
	funds and Special Opportunities Fund, Inc., a registered closed-end
	investment company; Principal of the general partner of several private
	investment partnerships in the Bulldog Investors group of private funds.
	Chairman of the Mexico Equity and Income Fund, Inc.; Secretary and Chairman
	of Special Opportunities Fund, Inc.; Director of MVC Capital, Inc.;
	Chairman of Emergent Capital, Inc.; Director of Crossroads Capital, Inc.;
  	(f/k/a BDCA Venture, Inc.); Chairman of Brantley Capital Corporation
	(until 2013); Director of ASA Ltd. (until 2013); Director of Korea Equity
	and Income Fund, Inc. (until 2012).

	Andrew Dakos (born 1966) - Member of Bulldog Investors, LLC, an SEC-registered investment adviser that serves as the investment adviser to, among other clients, the Bulldog Investors group of private investment funds and Special Opportunities Fund, Inc., a registered closed-end investment company; Principal of the general partner of several private investment partnerships in the Bulldog Investors group of private funds; Director of Emergent Capital, Inc.; President and Director of Special Opportunities Fund; Director of Crossroads Capital, Inc. (f/k/a BDCA Venture, Inc.); Director of the Mexico Equity & Income Fund (until 2015).

	Moritz Sell (born 1967) -- Mr. Sell currently serves as a Principal at Edison Holdings GmbH (commercial real estate and venture capital). In addition, Mr. Sell currently serves as Senior Advisor to Markston International LLC, an independent asset manager. Formerly, a Senior Executive, Director, Market Strategist, and Head of Proprietary Trading (London Branch) at Landesbank Berlin AG (banking) and its predecessor, now holding company, Landesbank Berlin Holding AG (formerly named Bankgesellschaft Berlin AG) from 1996 to 2013. He has been a director of Aberdeen Greater China Fund since 2012, Chairman of the Board of Aberdeen Singapore Fund since 2011, and a director of Aberdeen Australia Equity Fund since 2004. From 2000-2004, Mr. Sell was a director of France Growth Fund and from 1998-1999 he was a director of Growth Fund of Spain.

      Full Value Partners has not received any financial assistance, funding or other consideration from any person regarding these nominations and has not engaged in any hedging transactions in connection with its investment in the Fund. Full Value Partners is part of a Section 13D group which intends to solicit proxies from all stockholders of the Fund.

      As we previously advised you, we also intend to present a proposal at the Meeting to afford the Fund's current shareholders an opportunity to determine if they support continuation of the bylaw specifying director qualifications. Based upon discussions with major shareholders, we expect that shareholders will not approve continuation of that bylaw.In this regard, please refer to ATP Tour,Inc.
v. Deutscher Tennis Bund, 91 A.3d 554 (Del. 2014), in which the Delaware Supreme Court strongly reaffirmed the principle that "[l]egally permissible bylaws adopted for an improper purpose are unenforceable in equity."

	Bylaws that may otherwise be facially valid will not be enforced if adopted
	or used for an inequitable purpose. In the landmark Schnell v. Chris-Craft
	Industries decision, for example, this Court set aside a board-adopted bylaw
	amendment that moved up the date of an annual stockholder meeting to a month
	earlier than the date originally scheduled. The Court found that the board's
	purpose in adopting the bylaw and moving the meeting was to "perpetuat[e]
	itself in office" and to "obstruct [] the legitimate efforts of dissident
	stockholders in the exercise of their rights to undertake a proxy contest
	against management." The Scnell Court famously stated that "inequitable
	action does not become permissible simply because it is legally possible."

	More recently, in Hollinger International, Inc. v. Black, the Court of Chancery addressed bylaw amendments, enacted by a controlling shareholder, that prevented the board "from acting on any matter of significance except by unanimous vote" and "set the board's quorum requirement at 80%," among other changes. The Court of Chancery found, and this Court agreed, that the bylaw amendments were ineffective because they "were clearly adopted for an inequitable purpose and have an inequitable effect." That finding was based on an extensive review of the facts surrounding the controller's decision to amend the bylaws. (Footnotes omitted.)

      The qualifications for directors are facially inequitable because they apply only to nominees of shareholders but not to the Fund's incumbent directors or affiliated persons of its investment advisor. Enforcement by the Board of the qualifications bylaw would also be inequitable because it would be for the improper "'purpose [of perpetuating] itself in office' and to 'obstruct [] the legitimate efforts of dissident stockholders in the exercise of their rights to undertake a proxy contest against management.'" In order to permit us to timely consider our legal options, please advise us by March 17, 2017 if the Board intends to prevent any of the above named nominees from serving as a director if
(1) the stockholders do not approve the proposal to continue the qualifications bylaw, and (2) our nominee receives a plurality of the votes cast at the Meeting.

      Lastly, since the advance notice deadline is imminent, please advise us as soon as possible if you have any concerns about the validity of this notice. Thank you for your prompt attention to this matter.

					       Sincerely yours,

					       /S/Phillip Goldstein

					       Phillip Goldstein
					       Member
					       Full Value Advisors, LLC
					       General Partner